Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

Liquid Media Group Ltd. (the “Issuer”)
#1000, 409 Granville Street
Vancouver, BC V6C 1T2

Item 2.	Date of Material Changes

October 12, 2018
October 15, 2018

Item 3.	News Release

News releases announcing the material changes were disseminated on October 12, 2018, October 15, 2018, October 17, 2018 and October 18, 2018, and filed on SEDAR (www.sedar.com).

Item 4.	Summary of Material Change

On October 12, 2018, the Issuer announced:

1)	it had entered into debt settlement agreements for amounts totaling US$756,448, for the issuance of 711,103 common shares; and

2)	it has acquired a crowd funding portal license, mobile payment software and additional video games and for the aggregate issuance of 4,670,000 common shares, valued at an average price of US$0.97.

On October 15, 2018, the Issuer announced it had effected a 1-for-5 reverse stock split in order to fulfill Nasdaq’s US$4.00 minimum bid price requirement. The new CUSIP number for the post consolidated common shares is 53634Q204. The closing of the transactions announced on October 12, 2018 were also effective as of October 15, 2018 on a post consolidated basis.

On October 17, 2018, the Issuer announced the closing of the first tranche of a brokered private placement with Mackie Research Capital Corporation for gross proceeds of $US3.2 million. The closing was effective as of October 15, 2018.

On October 18, 2018, the Issuer announced the signing of a license agreement with StratusCore Inc. Consideration paid by the Issuer was 88,000 common shares on a post consolidated basis valued at approximately US$4.00 per share. The share issuance was effective as of October 15, 2018.

Item 5.1	Full Description of Material Change

See news releases attached as Schedule “A”, “B”, “C” and “D”. Also see Amended and Restated Pro Forma Financial Statements of the Issuer filed on SEDAR on October 16, 2018.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.	Executive Officer

Daniel Cruz, Director
778 840-4571

Item 9.	Date of Report

October 25, 2018

SCHEDULE “A”

Liquid Media Group Strengthens Balance Sheet, Closes Series of Asset and Licensing Acquisitions

Key Highlights

  US$756,448 debt settlement for shares at US$1.06 per share
  US$4,550,000 in acquisitions for gaming rights and licensing of payment and funding technologies at an average price of US$0.97 per share
  Six new gaming titles acquired in collaboration with Lightning Man Media
  Two new gaming titles acquired in collaboration with Zift Interactive
  Crowdfunding capital formation with exclusive platform license for gaming and entertainment businesses
  Acquisition of mobile payment transaction platform with exclusive rights to the video gaming sector to integrate global mobile payment capabilities and Liquid loyalty programs

Vancouver, BC – October 12, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) is pleased to announce that it has executed on a series of initiatives to further the Company’s compliance plan for continued listing on Nasdaq, strengthening the Company’s balance sheet, reducing debt and acquiring strategic licensing rights to further support funding, development and monetization of its media and gaming IP.

The Company has concluded agreements with various parties for debt settlements, services, equity investments and license acquisitions for total consideration of 5,381,103 shares at an average price per share of US$0.99.

All shares issued under the proposed Debt Settlement and the acquisitions will be subject to hold periods as required by applicable securities laws.

Further information on each of the Company’s acquisitions and initiatives may be expected following the Company’s compliance review on October 15, 2018.

Debt Settlements

The Company has come to agreements with various parties for the settlement of debt totalling US$756,448.52 (based on a USD to CAD conversion factor of 1.3087), pursuant to which the Company proposes to issue 711,103 common shares (the “Shares”), representing an average price of US$1.06 per Share (the “Debt Settlement”). The Debt Settlement includes the settlement of accrued management fees owing to companies controlled by directors of the Company, fees owed to consultants and loans from various shareholders, including a director of the Company.

Investments and License Acquisitions

Acquires Blowout and Blast Works
Liquid has acquired full intellectual property ownership for Blowout and Blast Works from Zift Interactive LLC.

Blowout has realized lifetime retail revenue of US$5-million to date and sold over 250,000 console units for the original Xbox, PS2 and GameCube. It is available now for Xbox 360, via Steam, IndieGala and GreenMan Gaming, and is in the backwards compatible program for Xbox One, which saves all development costs.

Blast Works has realized lifetime retail revenue of US$8-million to date and sold over 200,000 console units for Nintendo Wii. Liquid plans to relaunch the game to modern platforms and consoles.

Liquid-branded Payment and Reward Systems
In conjunction with a system integration and development group, Liquid plans to develop a seamless, in-game payment service that will enhance their video entertainment products and increase product revenues, while also making for more convenient transactions for Liquid’s customers.

Under the agreement, Liquid will receive a complete Liquid-branded Payment and Reward System, including all mobile applications, loyalty, rewards and benefit subsystems and global payment network interfaces.

Through its innovative rewards program, the Liquid Token will be developed, which will enable consumers to exchange the Liquid tokens via their mobile accounts, or use them to make in-game purchases or upgrades.

Liquid’s development partner provides white-label mobile payment products and member rewards programs to banks, remittance companies, financial institutions and large international companies with a high-volume consumer transaction base. Additionally, its services include mobile wallets, merchant payments, physical and online payment points and consumer credit products interconnected into all mobile payment networks, and can be used by any mobile phone worldwide.

Lighting Man
Lightning Man Media, LLC (“Lightning Man”) is a developer of mobile, PC adventure and arcade games with a portfolio of titles that are distributed via the Apple App Store, the Play Store and Steam with an installed base in excess of 200,000 users. Liquid has acquired a license to market and distribute six existing games owned by Lightning Man, titled Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes and Piggy Pals. Additionally, Liquid has agreed to payments of US$100,000 over a six month period for the rights to two future game titles to be developed jointly by the Company and Lightning Man.

SeriesOne Holdings LLC – Liquid game and film project funding platform
SeriesOne Holding, Inc. (“S1”) and its subsidiaries deliver fintech solutions in the capital formation sector, including but not limited to equity and debt offerings conducted via SEC-approved exemptions. In servicing this market, S1 has created and maintains proprietary tools, financial technology and compliance services for issuers raising capital with both accredited and unaccredited investors.

Liquid sees an opportunity to utilize S1 technologies and online funding portals where entertainment and gaming businesses can raise equity and debt capital by selling securities, whether for its own offerings and for other businesses in marketing and coordinating capital raising efforts pursuant to the federal and state securities rules and regulations.

Crowdfunding and democratizing game publishing has received tremendous support and growth over the past couple of years. Liquid support for the gaming community through crowdfunding of its own titles and those of independent affiliates is expected to be a key pillar of Liquid’s business strategy.

As part of the agreement with S1, Liquid will acquire a 36-month platform license to operate a funding portal solution (“FPS”) under the Liquid brand. S1 will collaborate with Liquid to customize the FPS required for Liquid’s business. In addition to the platform license, Liquid also acquired an exclusive license of the S1 platform for the entertainment and gaming industry for an initial term of 12 months.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements
This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SCHEDULE “B”

Liquid Media Group Effects 1-for-5 Reverse Stock Split per Listing Compliance Plan

Vancouver, BC – October 15, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) announces that it has effected a 1-for-5 reverse stock split in furtherance of the Company’s compliance plan and to fulfill Nasdaq’s $4.00 per-share minimum bid price requirement.

The closing bid price for Liquid’s common shares closed at $0.84 on Nasdaq on Friday, October 12, 2018. The post-split price, which is equivalent to $4.20 per share, exceeds Nasdaq’s minimum required closing bid price of $4.00 per share.

Shares of common stock will begin trading on a split-adjusted basis when the market opens on Monday, October 15, 2018. The reverse split does not impact any shareholder’s percentage ownership in Liquid.

Shareholders voted in favor of the reserve split on July 23, 2018, which was unanimously recommended by the former board of directors of the Company in the joint information circular dated June 8, 2018.

The reverse split reduces the number of currently outstanding common shares in Liquid from 9,494,898 to approximately 1,898,979 shares. Upon closing of the strategic acquisitions and debt settlements announced on September 25, 2018 and October 12, 2018 and expected imminently, there will be approximately 3,109,200 common shares outstanding on a post-split basis.

The Company’s split-adjusted shares of common stock will continue trading under the existing symbol “YVR” on the Nasdaq Capital Market.

Following the reverse split, the new CUSIP number for Liquid Media Group’s common stock will be 53634Q204.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager

Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements
This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SCHEDULE “C”

Liquid Media Group Closes Brokered Private Placement for US$3.2M

Vancouver, BC – October 17, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) is pleased to announce it has closed the first tranche of its previously announced brokered private placement financing with Mackie Research Capital Corporation (the “Agent”) for total gross proceeds of US$3,200,000 (the “Offering”).

Pursuant to the Offering, the Company issued 800,000 units (the “Units”) at a price of US$4.00 per Unit. Each Unit is comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire one additional common share of the Company for a period of 36 months from the date of closing at an exercise price of US$5.00.

In connection with the closing of the Offering, the Company paid customary closing fees and commissions which are being allocated as per the agency agreement.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements
This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SCHEDULE “D”

Liquid Media Signs Platform License Agreement with StratusCore

Vancouver, BC – October 18, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) is pleased to announce the signing of a licensing agreement with StratusCore Inc., a technology leader that is moving digital content production into the cloud.

“Our team is eager to expand the operations of StratusCore’s Virtual Studio™ platform into global media markets,” said Joshua Jackson, Chairman of Liquid Media. ”We believe we can facilitate efficiencies and drive more business in the $20 billion content-creation services industry as we continue to push the art of what is possible.”

Liquid intends to leverage proprietary StratusCore Virtual Studio technology to bring its facilities and other mature, cutting-edge, local production groups that it plans to acquire into a single, powerful Liquid entertainment network.

These “Liquid Everywhere™” branded facilities are expected to contribute to the Company’s plans to consolidate Vancouver’s fragmented film and entertainment market, where more than US$2.9 billion is already spent annually on film and television production services.

“By streamlining everything from ideation through distribution, we are positioning our Liquid Everywhere facilities to take Vancouver’s highly fragmented production process to a whole new level. Creative professionals will have the ability to access the same content-creation tools and storage from any of our facilities, or virtually,” added Jackson. “Through our premier production hub, our efficient, secure processes are expected to help meet the insatiable global demand for content, including virtual, augmented and mixed reality.”

Professionals working outside of a traditional “Liquid Everywhere” site – from soundstages to coffee shops – can leverage the Company’s technology to create and orchestrate content using rented applications, computers and storage running in the cloud. All that is needed is a laptop and modest broadband connection.

”StratusCore is excited to add our Virtual Studio services to the Liquid Everywhere facility initiative and program," said Denise Muyco, StratusCore CEO. "StratusCore and Liquid Media are passionately aligned in our commitment to provide content creators and developers affordable access to expensive creative tools and infrastructure through web browsers. More importantly, the Liquid Everywhere facilities Powered by StratusCore™ will directly deliver two of the industry’s most important requirements – easy collaboration between artists at remote sites; and physical venues for continuous learning on the latest creation tools. These are a must for today’s game developers and content creation artists.”

More details on the transaction can be found on www.sedar.com under Liquid Media Group’s fillings and under www.sec.gov.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.